

Wave Motion Launch Corporation

(A Development Stage Company)

Financial Statements
(Unaudited)

For the Period from January 31, 2020 through December 31, 2020 and the Year Ended December 31, 2021

Together with Independent Accountants' Review Report

Index to Financial Statements (Unaudited)



We have reviewed the accompanying financial statements of Wave Motion Launch Corporation, a Washington corporation ("Wave Motion" or the "Company"), which comprise the balance sheets as of December 31, 2020 and 2021, and the related statements of operations, of stockholders' equity, and of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of a Matter

As discussed in Note 2, the Company must raise financing for the Company to be able to continue operations. Management's plans are also discussed in Note 2.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Marpé

Marpé Finance & Accounting
July 6, 2022

Balance Sheets
(UNAUTIDED)

	December 31,	
	2020	2021
Assets		
Current assets		
Cash	$ 1,454	$ 481
Total current assets	1,454	481
Total assets	$ 1,454	$ 481
Stockholders' Equity		
Convertible Preferred Stock		
Par value of $0.00001 per share; 5,000,000 shares authorized; 31,250 and 71,250 shares issued and outstanding as of December 31, 2020 and 2021, respectively	-	1
Common stock		
Par value of $0.00001 per share; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2020 and 2021	100	100
Additional paid-in capital	16,214	17,915
Accumulated deficit	(14,860)	(17,535)
Total Liabilities and Stockholders' Equity	$ 1,454	$ 481

The accompanying notes are an integral part of these financial statements.

Statements of Operations
(UNAUDITED)

	Period from Jan 31, 2020 (Inception) through Dec 31, 2020	Year Ended Dec 31, 2021
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses		
Sales & marketing expenses	-	-
Research & development expenses	13,031	930
General & administrative expenses	1,833	1,751
Total operating expenses	14,864	2,681
Operating income loss	(14,864)	(2,681)
Other income	4	6
Income tax	-	-
Net income loss	$ (14,860)	$ (2,675)

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

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Statements of Stockholders' Equity
Period from January 31, 2020 through December 31, 2020 and the Year Ended December 31, 2021
(UNAUDITED)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances - January 31, 2020	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Convertible Preferred Stock	31,250	-	-	-	2,500	-	2,500
Issuance of Common Stock	-	-	10,000,000	100	13,714	-	13,814
Net loss	-	-	-	-	-	(14,860)	(14,860)
Balances - December 31, 2020	31,250	-	10,000,000	100	16,214	(14,860)	1,454
Issuance of Convertible Preferred Stock	40,000	1	-	-	-	-	1
Contribution by Common Stockholder	-	-	-	-	1,701	-	1,701
Net loss	-	-	-	-	-	(2,675)	(2,675)
Balances - December 31, 2021	71,250	$ 1	10,000,000	$ 100	$ 17,915	$ (17,535)	$ 481

Wave Motion Launch Corporation
(A Development Stage Company)
Financial Statements (Unaudited) for the Periods from Jan 31, 2020 through Dec 31, 2021

Statements of Cash Flows
(UNAUDITED)

	Period from Jan 31, 2020 (Inception) through Dec 31, 2020	Year Ended Dec 31, 2021
Cash Flows from Operations		
Net loss	$ (14,860)	$ (2,675)
Adjustments to net loss		
Stock-based compensation	27	-
Total Cash Flows from Operations	(14,833)	(2,675)
Cash Flows from Financing		
Issuance of Convertible Preferred Stock	2,500	1
Issuance of Common Stock	13,787	-
Contribution by Common Stockholder	-	1,701
Total Cash Flows from Financing	16,287	1,702
Total Cash Flows	1,454	(973)
Beginning Cash Balance	-	1,454
Ending Cash Balance	$ 1,454	$ 481

The accompanying notes are integral part of these financial statements.

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NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Wave Motion Launch Corporation ("Wave Motion" or the "Company") was incorporated as a Washington corporation on January 31, 2020. The Company's headquarters are in Everett, Washington.

Wave Motion is developing a new rocket launching technology, which it calls the "Jet-Gun," which management believes will prove to be much more powerful as well as much less expensive that conventional rocket launching technology.

As of December 31, 2021, the Company is in the process of developing its core technology and product offerings and has not yet earned any revenues. Thus, the Company is still in the development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

Going Concern

These financial statements have been prepared based on the assumption that the Company will be able to continue to operate as a going concern. As of December 31, 2021, the Company had incurred cumulative net losses of approximately $18,000 and cumulative negative operating cash flows of approximately $18,000. To be able to continue operating, the Company will need to obtain financing within the next twelve months. Management is working to secure the financing needed for the Company's continued operations. There can be no assurance that management will be successful in this endeavor. Thus, substantial doubt exists regarding whether the Company will be able to continue operating as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes. Significant items included in these financial statements that are subject to such estimates and assumptions include the fair values of financial instruments and the valuation of deferred tax assets. Management bases its estimates on historical and anticipated results, as well as various other assumptions that it believes are reasonable. Actual results could differ from these estimates, and such differences could have material impacts on the Company's financial statements.

Cash and Cash Equivalents

Cash consists of the Company's bank deposits. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants on the measurement date. The Company measures financial assets and liabilities at fair value as of each reporting period using a fair value hierarchy which maximizes the use of observable inputs, to the extent possible, and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs used in assessing fair value of financial instruments are described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity but are significant to the fair value of assets or liabilities.

Significant financial instruments in the Company's financial statements include Convertible Preferred Stock. The shares of Convertible Preferred Stock are recorded at face value, based on the amounts paid for these securities, on the dates of issuance, by external investors in arm's-length transaction. Due to the brevity of time these securities have been outstanding, as well as the relative stability of the overall financial markets during this time, any variance between the fair market values and the reported values of these securities is immaterial.

Research and Development

Research and development costs primarily consist of payroll costs, stock-based compensation, laboratory services and supplies costs, costs of external consulting services and allocated overhead. Research and development costs are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive income (loss) is equal to net income (loss) for all periods presented.

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes ("ASC 740"). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

For all periods presented, a 100% valuation allowance has been applied against all deferred tax assets.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity, and clarifies the guidance on the computation of earnings per share for those financial instruments. The guidance will be effective for the Company's financial statements ending December 31, 2022. The Company is currently evaluating the effect that ASU 2020-06 will have on its financial statements and related disclosures.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with any litigation, and management is not aware of any pending or threatened litigation against the Company.

NOTE 4 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the periods ended December 31, 2020 and 2021.

| | December 31, | |
	2020	**2021**
Current income tax expense (benefit)		
Federal	$ -	$ -
State	-	-
Total	-	-
Deferred tax asset (liability)		
Federal	$ 2,800	$ 3,300
State	800	900
Valuation allowance	(3,600)	(4,200)
Total	-	-
Total provision for income taxes	$ -	$ -

The components of the Company's deferred tax assets for federal and state income taxes consisted of the following as of December 31, 2020 and 2021.

| | December 31, | |
	2020	2021
Deferred tax asset attributable to:		
Net operating loss carryover	$ -	$ 3,600
Accrued expenses	3,600	600
Valuation allowance	(3,600)	(4,200)
Net deferred tax asset	$ -	$ -

As of December 31, 2021, the Company has approximately $3,300 in deferred income tax assets for federal income taxes and approximately $900 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liabilities.

Because of the early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock. As of December 31, 2021, 10,000,000 shares of Common Stock were issued and outstanding. All of the outstanding shares of Common Stock are held by the Company's three cofounders, who remain active in the daily operations of the Company.

Convertible Preferred Stock

The Company is authorized to issue 5,000,000 shares of Convertible Preferred Stock. As of December 31, 2021, 71,250 shares of Convertible Preferred Stock are issued and outstanding.

Holders of Convertible Preferred Stock have certain rights and privileges, in preference to holders of Common Stock, as described below.

Dividend Preference

Holders of Convertible Preferred Stock shall have rights to dividends prior and in preference to holders of Common Stock but only as, if and when declared by the Board of Directors of the Company. Such dividends shall not be cumulative.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Convertible Preferred Stock shall be entitled to receive payment out of the assets of the Company available for distribution prior and in preference to the holders of Common Stock. If the assets of the Company available for distribution are insufficient to pay the holders of Convertible Preferred Stock the amounts to which they are entitled, the holders of Preferred Stock shall share ratably in the distribution of whatever assets are available. Holders of Common Stock shall receive distribution of the remaining assets of the Company available for distribution, only after the holders of Convertible Preferred Stock have received the full amounts due to them.

Voting

The holders of Convertible Preferred Stock have no voting rights. The holders of Common Stock are entitled to one vote for each share of Common Stock held, in all matters submitted for a vote.

Conversion

Upon the sale of the Company's shares of Common Stock to the public in a public offering which raises at least $100,000,000, each share of Convertible Preferred Stock shall automatically convert into one share of Common Stock.

Additional Paid-In Capital

The balance of additional paid-in capital was approximately $16,000 and $18,000 as of December 31, 2020 and 2021, respectively.

Common Stockholders have contributed approximately $15,500 in excess of the cumulative par value of the shares they hold. Convertible Preferred Stockholders have contributed approximately $2,500 in excess of the cumulative par value of the shares they hold.

NOTE 6 – SUBSEQUENT EVENTS

Debt Financing

In April 2022, the Company obtained $30,000 debt financing from another space technology startup. For the initial five months of the loan, beginning April 21, 2022, no payments are due. After the "5 month grace period," minimum monthly payments are $1,000.00. Interest of 12% per annum accrues daily on the outstanding loan balance. All monthly payments shall be applied first to interest before any principal reduction. The Company may fully repay the loan at any time, without penalty.

Initial Revenue

The Company earned its first customer revenue of $75,000 in May 2022.

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